Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements (333-110585 and 333-135814) on Form S-8 of NutraCea of our reports dated October 20, 2009, relating to our audits of the consolidated financial statements and internal control over financial reporting, which appear in this Annual Report on Form 10-K of NutraCea for the year ended December 31, 2008.

Our report dated October 20, 2009, on the effectiveness of internal control over financial reporting as of December 31, 2008, expressed an opinion that NutraCea had not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Perry Smith LLP
Sacramento, California
October 20, 2009